Exhibit 99.1

Contacts:	Media	Investors
	Brad Burns	Susan Watson
	Peter Lucht	(703)886-5282
(800) 644-NEWS

MCI FILES ANNUAL REPORT ON FORM 10-K

Company increases tax provision for 2004

ASHBURN, Va., March 16, 2005 – MCI, Inc. (NASDAQ: MCIP) today announced that it has filed its annual report on Form 10-K for the year ended December 31, 2004. Included in the audited financial statements is a $113 million increase in the deferred income tax provision for fourth quarter and full-year 2004 from previously announced results. MCI’s income tax accounting in 2004 had significant complexity due to fresh start accounting, impairment of assets, cancellation of indebtedness, a significant reduction in the number of legal entities within MCI’s consolidated group and various tax contingencies that are described in MCI’s filing with the SEC.

While finalizing its financial statements, the Company determined that its fourth quarter tax provision would need to be increased from the $415 million it previously reported in its earnings announcement to $528 million, increasing the Company’s net loss in the fourth quarter to $145 million. The additional provision had no impact on the Company’s previously reported operating income or operating income before depreciation and amortization (EBITDA) for 2004, and will have no impact on the Company’s guidance for operating income or EBITDA for 2005. In addition, the change is not expected to have any impact on the purchase price adjustment mechanism in the Company’s merger agreement with Verizon Communications, Inc.

Additionally, management was required to assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. While substantial progress has been made in improving the Company’s internal control, management identified a material weakness in the Company’s internal control over accounting for income taxes. Management has already taken, and will continue to take, significant steps to remedy the weakness, including:

  hiring a new Vice President of Tax;
  hiring additional full time tax accounting staff;
  increased use of third party tax service providers for the more complex areas of the Company’s income tax accounting; and
  increased formality and rigor of controls and procedures over accounting for income taxes.

As a result of other procedures put in place to improve the reliability of its accounting for income taxes, management believes that the consolidated financial statements included in its full-year 2004 financials, as well as the financial statements for each quarter in 2004, as previously reported, are fairly stated in all material respects.

About MCI
MCI, Inc. (NASDAQ: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to www.mci.com.

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